CREATOR FILMS INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Creator Films Inc.
Menifee, California

We have reviewed the accompanying financial statements of Creator Films Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Creator Films Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 7, 2022

CREATOR FILMS INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 25,230
TOTAL CURRENT ASSETS	25,230
OTHER ASSETS	
Intangible assets	132,389
TOTAL ASSETS	$ 157,619

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 571
Note payable - related party	24,000
TOTAL CURRENT LIABILITIES	24,571
LONG-TERM LIABILITIES	
Film acquistion liability	136,000
TOTAL LONG-TERM LIABILITIES	136,000
TOTAL LIABILITIES	160,571
SHAREHOLDERS' EQUITY	
Preferred stock, see note 4	182
Common stock, see note 4	100
Additional paid-in capital	61,862
Accumulated deficit	(65,096)
TOTAL SHAREHOLDERS' EQUITY	(2,952)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 157,619

See independent accountant's review report and accompanying notes to financial statements.

CREATOR FILMS INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	5,724
COST OF GOODS SOLD		3,117
GROSS PROFIT		2,607
OPERATING EXPENSES		
General and administrative		23,353
Professional fees		3,709
Sales and marketing		22,512
TOTAL OPERATING EXPENSES		49,574
NET OPERATING LOSS		(46,967)
OTHER EXPENSES		
Crowdfunding fees		(4,723)
Interest expense		(1,100)
TOTAL OTHER EXPENSES		(5,823)
NET LOSS	$	(52,790)

See independent accountant's review report and accompanying notes to financial statements.

CREATOR FILMS INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	123,000	$ 123	100,000	$ 100	$ -	$ (12,306)	$ (12,083)
Issuance of preferred stock	59,457	59	-	-	61,862	-	$ 61,921
Net loss	-	-	-	-	-	(52,790)	$ (52,790)
ENDING BALANCE, DECEMBER 31, 2021	**182,457**	**$ 182**	**100,000**	**$ 100**	**$ 61,862**	**$ (65,096)**	**$ (2,952)**

See independent accountant's review report and accompanying notes to financial statements.

CREATOR FILMS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (52,790)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	3,117
Increase (decrease) in liabilities:	
Accounts payable	(11,502)
CASH USED FOR OPERATING ACTIVITIES	**(61,175)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of preferred stock	61,921
Repayment of note payable - related party	(5,500)
Issuance of note payable - related party	24,000
CASH PROVIDED BY FINANCING ACTIVITIES	**80,421**
NET INCREASE IN CASH	**19,246**
CASH AT BEGINNING OF YEAR	**5,984**
CASH AT END OF YEAR	**$ 25,230**

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

CREATOR FILMS INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021
(unaudited)

1. Summary of Significant Accounting Policies

The Company
Creator Films Inc. (the "Company") was incorporated in the State of Delaware on November 21, 2019. The Company specializes in providing Christian based films and television shows for adults and children that represent their values.

Going Concern
Since Inception, the Company has relied on funds from loans and stock issuances to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate additional funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Intangible Assets – Film Rights, Audio Remastering, and Production Costs

The Company's intangible assets consist of assigned film rights, including cots of audio remastering, of a film obtained for purposes of making it available for viewing by the general population.

The Company reviews the carrying value of intangible asset for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

The Company amortizes the cost of intangible assets using the income forecast method. Amortization expense amounted to $3,117, as of December 31, 2021.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling Christian based films and television shows. The Company's payments are generally collected upfront. For the year ended December 31, 2021, the Company recognized $5,724 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. Summary of Significant Accounting Policies (continued)

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In March 2019, the FASB issued ASU 2019-02, *Entertainment -Films, - Other Assets – Film Costs (subtopic 926-20) and Entertainment – Broadcasters – Intangibles – Goodwill and Other (Subtopic 920-350)*, which amends the accounting for production costs for film and episodic television content. The amendments were effective for the Company for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Note Payable – Related Party

In December 2021, the Company signed a private party loan with a related party in the amount of $24,000 with the terms of no interest in exchange for $1,000 (added on to the initial loan amount), and maturity based on successfulness through the crowdfunding raise. Per the agreement, if the crowdfunding raise is unsuccessful the loan will be considered a loss and the provider will not hold the Company liable. As of December 31, 2021, the balance of the loan was $24,000.

4. Equity

Preferred Stock
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 50,000,000 shares at $0.001 par value per share. As of December 31, 2021, 182,457 shares of Preferred Stock have been issued and are outstanding.

4. Equity (continued)

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.001 par value per share. As of December 31, 2021, 100,000 shares have been issued and are outstanding.

5. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on November 21, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. Subsequent Events

Managements Evaluation

The Company has evaluated subsequent events through April 7, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.